UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2015 (Report no. 2)

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

POB 87, Hadera 3810002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-12904.

On December 23, 2015, Tikcro Technologies Ltd. entered into a definitive share purchase agreement to raise proceeds of US $600,000 in a private placement of newly issued ordinary shares. Investors in the private placement include a new investor and executive management.

The agreement provides for the issuance of an aggregate of 980,000 ordinary shares at the price of $0.615 per share. The shares will be subject to customary limitations on trading under applicable US securities laws. The new shares represent 9.9% of Tikcro's outstanding share capital post-transaction.

The share purchase agreement contains customary covenants, representations and warranties of the parties. The investment is expected to close by the end of the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

Date: December 23, 2015	By:	/s/ Aviv Boim
Aviv Boim
Chief Executive Officer